May 13, 2025

Jeff Radke
Chief Executive Officer
Accelerant Holdings
c/o Accelerant Re (Cayman) Ltd.
Unit 106, Windward 3, Regatta Office Park
West Bay Road, Grand Cayman

       Re: Accelerant Holdings
           Amendment No. 6 to Draft Registration Statement on Form S-1 Submitted April 17, 2025
           CIK No. 0001997350
Dear Jeff Radke:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 17, 2024 letter.

Amendment No. 6 to Draft Registration Statement on Form S-1
Unpaid Loss and Loss Adjustment Expenses, page 129

1. We note your disclosure that states that you believe that your reserves were sufficient to absorb your expected losses from Hurricanes Milton and Helene. We also note your disclosure on page 37 that states that "the most significant peril in the U.S. is wildfire." Please tell us, with a view towards revised disclosure both in this section and in the risk factors as necessary, whether management has similarly evaluated the impact of the California wildfires on your potential losses.
 May 13, 2025
Page 2

Business, page 139

2. We note your disclosure that the United States is your largest market for insurance premiums written, including Specialty Property and Casualty policies. We also note your disclosures on pages 36-38 and 131 about the potential material impact of catastrophic natural disasters, including fires and significant weather events. In order for investors to better understand your exposure from both a premiums written and reinsurance obligation standpoint, please clarify whether you have any material concentrations within your three disclosed geographic segments (North America, UK and Europe). For instance, if you have significant exposure to coastal areas along the
       Atlantic seaboard, or to wildfire prone areas in California. If appropriate, make clarifying revisions to the relevant risk factor disclosure.
        Please contact William Schroeder at 202-551-3294 or Robert Klein at 202-551-3847
if you have questions regarding comments on the financial statements and related matters. Please contact Madeleine Joy Mateo at 202-551-3465 or Christian Windsor at 202-
551-3419 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Finance
cc:   Robert A. Ryan, Esq.